Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Social Media

Sarah Friar, the neighbour-in-chief steering Nextdoor to public markets

Hyperlocal social network has won favour with Wall Street but still faces challenge of cleaning up its platform

Sarah Friar, Nextdoor chief, was an analyst at McKinsey and Goldman Sachs before joining Salesforce, then Square © Gabriela Hasbun/Nextdoor

Hannah Murphy in San Francisco 15 MINUTES AGO

As a young girl growing up in Northern Ireland during the Troubles, Sarah Friar witnessed bombs raining down and the windows of her family home shattering from the blasts.

But Friar also saw the best of human nature. In her small village, which was founded by Quakers strongly opposed to segregation, Catholics and Protestants lived side by side despite their differences and the brutal conflict around them.

“Even with that backdrop, our neighbours — they were still the same people, they were still incredibly involved in our lives, even though they were Catholic, we were Protestant,” Friar said in an interview with the Financial Times. “You could still find ways to be deep friends.”

Now, as chief executive of hyperlocal social network Nextdoor, the 48-year-old is trying to recreate that camaraderie and Blitz spirit, this time, online.

Founded in 2011, Nextdoor has emerged as a niche platform compared with the social media giants, intended for neighbours to share local news, rate local businesses and exchange goods and services.

Off the back of a pandemic-related boost to engagement and after less than three years at the helm, Friar announced on Tuesday that she will take the business public through a merger with a Khosla Ventures-backed special purpose acquisition company, raising $686m in gross proceeds and valuing the business at $4.3bn.

But as the company scales up, continuing to win favour with Wall Street, and the advertisers who drive its revenues, it will also mean subduing the keyboard warriors who tend towards curtain twitching and racial profiling when behind a screen.

For investors, the question remains as to whether the notoriously nice Friar can be ruthless enough to wring out these nasty neighbours. Her advocates, such as John Hope Bryant, a Nextdoor board member who runs financial literacy non-profit Operation Hope, have little doubt: “She is the Samurai soldier who comes in elegantly and looks like she’s dancing, but she’s just sliced you four ways from Sunday,” Bryant said. “She is no joke.”

Born to a district nurse and a personnel manager in Northern Ireland, Friar strove to “get out and go see the world”. Few chief executives in Silicon Valley, where the myth of the genius founder looms large and outside heads are rare, have a more varied CV.

After studying at Oxford university, Friar worked as a mining analyst for McKinsey in South Africa immediately after the break-up of apartheid. She then spent more than a decade as a technology-focused equity analyst at Goldman Sachs in San Francisco following the dotcom bubble, through the financial crisis.

It was in this role that she met her mentor, Salesforce’s Marc Benioff, who was initially furious that she had put a “sell” rating on his stock. But the two soon turned to regularly debating Silicon Valley trends, in good humour.

When she found herself disillusioned by the financial world following the crisis, Friar called Benioff for advice on whether to join a start-up. Minutes later, he rang her back: “Come work with me. You’re gonna learn far more working with me than you will in any of these small companies,” he said.

Her first stint in an operating role, as Salesforce’s senior vice-president in finance and strategy, was quickly followed by a longer period as chief financial officer at Jack Dorsey’s payments group Square.

While at Square, Friar “kept the Street pretty happy with reliable projections, and helped with the management team to create this balance with investing in the future too,” said Vinod Khosla, the billionaire founder of venture capital group Khosla Ventures who launched Tuesday’s Spac.

“We didn’t always agree, but we had a great time looking at these kinds of trade-offs,” he added.

Bill Gurley, general partner at Benchmark Capital and a Nextdoor board member, describes luring Friar to the chief executive role at Nextdoor in 2018 as a coup; indeed, her former company’s share price slumped 15 per cent at the time. “I remember the day after it was announced, the affirmation I started getting from everyone in my network, it was ‘how did you get her?’” he said.

Today, board members paint Friar as an artful communicator and intense workaholic; one described being bombarded with highly detailed briefings and board reports almost daily. Others said she is an egoless leader, a rare quality among the typically macho tech elite.

Nevertheless, the bet on the recent Spac boom was a bold one. Friar has argued that the Spac process was simpler, shorter and more predictable than an initial public offering. She talked to about eight different Spacs, she said, but was selective in partnering with Khosla for its “scale” and “brand”.

T Rowe Price Associates, Soroban Capital, accounts advised by Ark Invest, as well as existing investors Tiger Global, have all taken part — and Friar has her own skin in the game, putting what she described as a “meaningful” amount into the private investment in public equity.

According to the investor presentation, Nextdoor’s community of about 60m verified users generated revenues, largely from advertising, of $123m in 2020, up nearly 50 per cent year-on-year. The company projects a similar growth rate this year, of 44 percent. Nevertheless, the company remains lossmaking, with net losses of $75m last year forecast to grow to $103m this year.

Moving to profitability will depend on whether Nextdoor’s promise of hyperlocal targeting can attract brands, many of whom focus advertising dollars on the Facebook-Google duopoly. Several senior ad agency executives, as well as analysts, told the FT that the platform was not on their radar. Friar has promised to mature the company’s advertising offering.

Meanwhile, Friar continues to battle brand safety concerns, and it is without irony that Nextdoor has opted to list under the stock ticker $KIND. Pressed on concerns that parts of Nextdoor remain a cesspool of bad behaviour and misinformation, she offered the same refrain that Facebook chief executive Mark Zuckerberg has made following numerous moderation scandals: “Look, we’re not perfect.”

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

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